AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

ASIAINFO-LINKAGE, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.

July 2, 2012

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo-Linkage, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed on February 28, 2012 (the “Form 10-K”), as set forth in your letter to the Company dated June 1, 2012. For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

General

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Company Response: The Company respectfully proposes to address the Staff’s comment by including a risk factor substantially as follows in the Company’s next periodic report:

The audit report included in our annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, any benefits of such inspection are not available to you.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, any benefits of PCAOB inspections are not available to you.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have an adverse effect on our stock price.

2.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Company Response: The Company respectfully advises the Staff that the Company has established and maintained its internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, which includes five key components: control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s internal control over financial reporting utilizes a process that is designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). These controls include policies and procedures relating to both entity-wide processes and activities and controls over detailed processes.

Control Environment

As to entity-wide controls, the Company has established the “tone at the top” by demonstrating a commitment to character, integrity and high ethical values through its attitudes and actions. The Company adopted a Code of Business Conduct and Ethics in 1999 for all employees regarding acceptable business practices, conflicts of interest, and expected standards of ethical behavior, which was approved by the Company’s board of directors (the “Board”). A copy of the Code of Business Conducts and Ethics is posted on the Company’s corporate website at http://www.asiainfo-linkage.com/investor/. In addition, As part of the Company’s orientation program for new employees, all such employees are required to sign an acknowledgement indicating that they have read, and understand, the Code of Business Conduct and Ethics. The signed acknowledgement is retained in the employee’s file maintained by the Company’s human resources department. Moreover, an actively involved Audit Committee of the Board (the “Audit Committee”), consisting solely of independent directors meeting Nasdaq financial sophistication standards, understands and exercises oversight responsibility as to financial reporting and internal control over financial reporting. The Audit Committee meets at least once each quarter, including in advance of each quarterly earnings release and the filing of the quarterly report or the annual report with the SEC, to: (i) discuss the Company’s business developments; (ii) consider the Company’s internal control over financial reporting based on the periodic reports prepared by the Company’s internal audit department; and (iii) review the relevant earnings release or quarterly or annual report.

In addition, the Company has also established whistleblowing procedures, which include an email account monitored by the Company’s internal audit department, compliance committee and Audit Committee of the Company for receiving any complaints regarding potential fraudulent activities. The compliance staff immediately reports to the Company’s internal audit manager (the “Internal Audit Manager”) about any complaints noted. The Internal Audit Manager then reports to the Audit Committee and is responsible for monitoring potential fraudulent activities and evaluating and resolving such complaints.

On an annual basis, the internal audit department performs an entity-level control survey of the Company’s employees on a randomly-selected basis. The survey includes inquiries about whether the employee has observed any fraud or other misconduct and whether the employee was aware of the Company’s reporting channels and procedures regarding fraud or other misconduct. The report results are summarized and reported to Company’s Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Audit Committee and are discussed at the Audit Committee’s annual meeting with a view to whether improvements or follow up actions are necessary or appropriate.

Risk Assessment

Risks relevant to the financial reporting objectives of the Company include risks of material misstatement in significant accounts and related potential errors in the Company’s financial statements or other public disclosures. The management of the Company is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks for reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with U.S. GAAP. The Company has policies and procedures, including those set forth in its accounting and business management policies, in place to ensure timely and proper identification of business risks and the risks relating to financial statements and disclosures, as well as to internal control over financial reporting. Regular executive staff meetings are held to discuss, among other things, current developments, sales, new opportunities, market competition, industry trends, new laws and regulations relating to the Company’s business, significant transactions and risks. These meetings generally occur on a monthly basis and include the Company’s CEO, CFO, Chief Technology Officer (the “CTO”), and other Vice Presidents from various business units. In addition, the Company’s senior management team discusses risk evaluation matters at least quarterly, or more frequently if an event has occurred or circumstance has changed that may indicate new risk factors. Discussion results are summarized and analyzed by the internal audit department, which then distributes the report to the Board for its attention. In addition, industry and business risks are discussed during Board meetings or communicated among Board members and senior management, to the extent necessary.

Control Activities

The Company’s business operations are highly centralized and all the accounting and journal entries of all legal entities are made by the Company’s finance and accounting team at the Company’s headquarters, except that journal entries for employee expense reimbursements incurred by local offices, such as the Nanjing office, are recorded by the local office accounting staff and subsequently reviewed and approved by the Company’s finance and accounting team at its headquarters. All of the business cycle control procedures, such as the monthly closing checklist and quarterly disclosure checklist, are consistently applied to all consolidated entities of the Company, including all direct and indirect subsidiaries and variable interest entities (“VIEs”). The Company has twelve cycles of control procedures to cover all business activities of all locations, which are: (1) financial closing and reporting process; (2) expenditure; (3) fixed assets; (4) cost of sales and inventory; (5) payroll and personnel; (6) sales and accounts receivable; (7) treasury; (8) tax; (9) share-based compensation; (10) investment; (11) system general and application control; and (12) other special or important project. All entity-level controls, process-level controls and general computer controls relating to internal control over financial reporting are based and tested at the Company’s headquarters.

The same financial team at the Company’s headquarters is also responsible for the financial reporting of all entities. For financial reporting purposes, management of the Company identifies risks relevant to the preparation of financial statements in accordance with U.S. GAAP, analyzes them and decides upon actions to manage such risks. Appropriate segregation of duties is achieved in the Company’s finance department. For example, accounting entries, including booking, account settling and the generation of financial statements are prepared by the accounting staff and independently reviewed by relevant senior staff or the Company’s accounting manager (the “Accounting Manager”).

The Company’s financial reporting manager (the “Financial Reporting Manager”) prepares the Company’s financial statements, which are reviewed by the Company’s financial controller (the “Financial Controller”), the CFO, the Board and the Audit Committee. The accounting estimations prescribed in the Company’s accounting policies are reviewed regularly to consider whether estimations logically match with the actual business operation results. The finance department at the Company’s headquarters closes accounts within seven business days after the end of each month by using a unified financial closing checklist, which is applied to all of the Company’s entities, to ensure that all required procedures for financial closing are implemented at the financial closing stage. The Financial Reporting Manager of the Company completes the SEC disclosure and U.S. GAAP checklists, which are reviewed by Financial Controller or the CFO. The CFO reviews the financial statements and verifies that the financial statements are in compliance with U.S. GAAP and SEC reporting rules and regulations, and the CFO certifies all financial statements before they are publicly issued.

The quarterly and annual financial statements are reviewed by the Audit Committee and the Board prior to the public release of the quarterly earnings results and the filing of periodic reports on Forms 10-Q and 10-K with the SEC. This review process includes Audit Committee meetings with both management, including the Internal Audit Manager and CFO, and the Company’s independent registered public accounting firm, as well as separate meetings with the Audit Committee and these groups.

Information and Communication

A wide range of information with respect to the preparation of reliable financial statements is available and effective communication channels are in place such that relevant information is identified, captured, processed and communicated by the Company’s information systems to the appropriate individuals in a timely fashion. All the accounting information is recorded in the Company’s Oracle accounting system at its headquarters. The journal entries related to local employee expense reimbursements are recorded by the local office accounting staff in an online reimbursement system that interfaces with the Company’s Oracle accounting system. The senior accounting staff or the Accounting Manager at the Company’s headquarters reviews the reimbursement supporting documents and approves the journal entries. Different entities and departments of the Company may, and are encouraged to, communicate freely and promptly under the existing information systems. The Company performs information technology controls, which mainly relate to three areas: change management, access management and computer operations. Information is gathered from and disseminated to the appropriate people on a timely basis through regular executive staff meetings. The management of the Company has responded adequately to the risks arising from information technology by establishing and following general computer controls, application controls, as well as detailed process controls.

Monitoring

The management of the Company monitors the internal control system to assess the effectiveness of the Company’s internal control performance. In particular, the management performs quarterly testing procedures, takes necessary corrective actions for changes in conditions throughout the year, and assesses the design and operating effectiveness of controls annually. The management accomplishes monitoring of controls through ongoing activities, separate evaluations, or a combination of the two. The Company maintains a control approval matrix and a signature checklist to monitor whether transactions are authorized and in accordance with the Company’s policies. In addition, the internal audit department raises questions to different departments for any possible deficiencies noted in internal control. Proper feedback is provided and corrective actions are taken based on the decisions of the Company’s executive officers with proper authority. The scope and frequency of separate evaluations of the Company’s internal control may be modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures.

Evaluation and Assessment of Internal Control over Financial Reporting

The Company’s management has adopted a top-down risk assessment (“TDRA”) framework to determine the scope and evidence required to support its testing of the Company’s internal control under Section 404 of Sarbanes-Oxley Act of 2002 (“SOX 404”).

The internal audit department of the Company follows the TDRA hierarchical framework that involves applying specific risk factors to determine the scope and evidence required in the assessment of internal control. At each step, the internal audit department uses qualitative or quantitative risk factors to determine the scope of the SOX 404 assessment and determine the evidence required. Key steps include:

1. Identifying significant financial reporting elements (financial statement line items and related disclosures);

2. Identifying material financial statement risks within these accounts or disclosures;

3. Determining which entity-level controls would address these risks with sufficient precision;

4. Determining which process-level controls would address these risks in the absence of precise entity-level controls; and

5. Determining the nature, extent and timing of evidence gathered to complete the assessment of in-scope controls.

The Company has had an internal audit department since 2004, which currently consists of the Internal Audit Manager, who has over ten years of working experience with U.S. GAAP and SOX 404 compliance and five staff members, all of whom have over five years of working experience with U.S. GAAP and SOX 404 compliance at big four public accounting firms (“Big Four Firms”), such as Ernst &Young (“E&Y”), PricewaterhouseCoopers (“PwC”) and KPMG, and one IT auditor who has over four years of working experience with IT control at E&Y. The Internal Audit Manager reports directly to the Audit Committee. The Internal Audit Manager has access to all senior management, including the CEO, the CFO, the CTO and other Vice Presidents of the Company. The internal audit department possesses and retains full, free and unrestricted access to all Company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments.

The Company’s management team utilizes the work performed by the internal audit department to assess the effectiveness of the Company’s internal control over financial reporting. The internal audit department distributes the audit plan to all departments early in the year after the annual commencement of SOX 404 testing, sends out detailed work plans on a quarterly basis, takes into account of the risk assessment conducted by the management of the Company, and performs testing of the internal control over financial reporting in order to assess the effectiveness of the design and implementation of the internal control over the financial reporting process.

The internal audit department applies TDRA to perform annual control testing including 100% entity-level control and a rotation of process-level control which takes into consideration of risks at all locations. In addition, the sufficiency of evidence required (i.e., the timing, nature and extent of control testing) is based upon the internal auditors’ professional judgment.

The internal audit department communicates with the management of the Company on any identified deficiency, and retests the remediation controls implemented by the management team, if applicable. Historically, no material weakness or significant control deficiencies have been identified. Any deficiencies and the relevant responses of the management are reported to the Audit Committee. With an independent internal audit function, all five key components under the COSO framework of the internal control over financial reporting are effectively monitored and implemented across the Company.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Company Response: The Company respectfully advises the Staff that it maintains its books and records in accordance with U.S. GAAP for financial reporting purposes. The Company has established and maintains the following controls and procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

1. Based on the nature of its business, the Company has established accounting policies and procedures under U.S. GAAP for the purpose of preparing its consolidated financial statements in accordance with U.S. GAAP.

2. The Company has formulated an accounting manual in accordance with U.S. GAAP, which sets forth guidance on the application of the Company’s accounting policies and procedures for day-to-day business transactions, covering, among other things, revenue recognition, consolidation of VIEs, acquired intangible assets, asset impairment, share-based compensation and net income (loss) per share. These major accounting policies under U.S. GAAP are reviewed on a regular basis by the Company’s financial reporting team and are updated when needed. The persons who are responsible for preparing the Company’s financial statements include the CFO, Financial Controller, Financial Reporting Manager, Accounting Manager, accounting supervisors and accounting staff.

3. Following the Company’s accounting policies and procedures and its accounting manual under U.S. GAAP, the accountants in the Company’s finance department prepare accounting entries for all transactions. The journal entries related to local employee expense reimbursements are recorded by the local office accounting staff in an online reimbursement system that interfaces with the Company’s Oracle accounting system. The senior accounting staff or the Accounting Manager at the Company’s headquarters independently review of the reimbursement supporting documents and approves the journal entries. The accounting supervisors and the Accounting Manager at the Company’s headquarters also conduct a quality control review by reviewing the journal vouchers and related supporting documents, and considering the appropriateness of the accounting treatment of the entries.

4. In addition to the controls available to the Company to ensure proper accounting treatment under U.S. GAAP for routine business transactions, the Company has established controls to ensure that it properly accounts for new business transactions as its business expands. The Company has a comprehensive contract signing review process that involves approval by the Financial Controller, which makes the Financial Controller aware of new business arrangements early in the process. Once the Financial Controller becomes aware of any new business arrangements that could result in complex accounting treatment, she will, based on her knowledge of U.S. GAAP, report to the CFO and ask the Financial Reporting Manager to conduct accounting research under U.S. GAAP regarding such business arrangement. The Financial Reporting Manager conducts the accounting research under U.S. GAAP and reports to the Financial Controller for her review.

With the controls that the Company maintains, the resources the Company has and the U.S. GAAP knowledge the Company’s core U.S. GAAP reporting and review team possesses, the Company believes that the activities it conducts and the transactions it consummates are appropriately recorded in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Company Response: The Company respectfully advises the Staff that the Company has built an accounting and finance team with sufficient U.S. GAAP and SEC reporting experience that is involved in its financial reporting. Each of its senior financial personnel has at least a bachelor’s degree and relevant experience in U.S. GAAP financial reporting. The CFO, supported by the Financial Controller, leads the Company’s accounting and financial function and is responsible for the quality of the Company’s consolidated financial statements prepared in accordance with U.S. GAAP and the effectiveness of the Company’s internal control over financial reporting. The structure of the Company’s accounting and finance team, as well as the respective roles and titles, educational background, ongoing training, professional designation and experiences of the team members, are described below:

•	CFO

•	Financial Controller

•	Financial Reporting Manager

•	Accounting Manager

•	Internal Audit Manager

To ensure that the Company’s accounting and finance team stays abreast of the latest developments in U.S. GAAP and SEC rules and regulations, the Company has established the following framework for its accounting personnel to receive updated knowledge on U.S. GAAP and the SEC rules and regulations:

•

The CFO, the Financial Controller, the Financial Reporting Manager and the Internal Audit Manager participate in the U.S. GAAP and SEC rules and regulations update trainings provided by one of the Big Four Firms (the “Big Four U.S. GAAP and SEC Reporting Update Training”) from time to time, typically on a quarterly basis. This training program is the primary channel for the Company’s core accounting professionals to receive updates on developments in U.S. GAAP and SEC rules and regulations.

•

After participating in the external trainings, the Financial Controller will provide the training materials from such external trainings to the Company’s internal finance personnel and answer their questions.

•	The Company from time to time invites third parties, such as managers or senior managers in Big Four Firms, to provide U.S. GAAP training to its finance department.

•

In addition to external training, the Company also subscribes to the “United States-A&A Standards and E&Y Analysis” from E&Y, which is an accounting research tool regarding U.S. GAAP rules and regulations. The members of the finance department use this research tool to conduct research on accounting issues and reach a management view on the appropriate accounting treatment for these issues.

1. CFO

Responsibilities

The CFO’s responsibilities include to: (i) supervise the accounting and finance teams of the Company; (ii) review the Company’s financial statements to ensure that transactions are recorded in accordance with the Company’s accounting manual and accounting policies; and (iii) take ultimate responsibility over financial reporting and the effectiveness of the Company’s internal control over financial reporting.

Education and ongoing training

The CFO holds a Master’s of Business Administration (“M.B.A.”) from City University, Seattle, Washington and is an accounting graduate from the University of International Business and Economics. From time to time, the CFO participates in the Big Four U.S. GAAP and SEC Reporting Update Training. The CFO also maintains his knowledge on U.S. GAAP and SEC financial reporting rules and regulations through professional reading of accounting and finance updates, including updates published on the FASB and SEC websites.

Professional designation

None

Professional experience

The CFO has over eleven years of working experience in the preparation of financial statements in accordance with U.S. GAAP and SEC rules and regulations and has been acting in his current capacity since August 2010. From March 2008 to August 2010, he served as the CFO of iSoftStone Information Technology (Group) Co., Ltd. (“iSoftStone”), a China-based IT outsourcing company subsequently listed on the NYSE. His responsibilities as the CFO of iSoftStone included the supervision of financial reporting under U.S. GAAP. From May 2006 to March 2008, he served as the Vice President of Finance of HuaWei Technologies, a telecommunications solutions provider in China, where he was responsible for corporate investment, treasury and taxation, planning and reporting, and worldwide financial operation. From March 1997 to July 2005, he held different positions in accounting and finance including the CFO of Lucent Technologies China (“Lucent China”), a wholly owned subsidiary of Lucent Technologies Inc., a public company listed on the NYSE, where he was responsible for the financial reporting under U.S GAAP and the implementation of internal control in compliance with SOX 404. Prior to joining Lucent Technologies, he held financial management positions with SAP (China) Co. Ltd., and Walls (China) Co. Ltd., a joint venture under Unilever.

The CFO has a strong understanding of the Company’s business, has extensive experience in accounting, reporting, internal control, financial management, budget management and business development, and has strong leadership skills developed from his past managerial roles in the Company. He has been involved in the review and approval of the Company’s financial statements prepared in accordance with U.S. GAAP since August 2010.

2. Financial Controller

Responsibilities

The Financial Controller’s responsibilities include to: (i) consider the applicable rules and regulations in light of the Company’s business, review and approve the Company’s accounting policies and accounting estimations; (ii) establish internal control systems in the Company’s finance function, and monitor its effectiveness of the operation; (iii) review and approve monthly legal reports and management reports; (iv) participate in the analysis of the Company’s business strategy and daily operation, help the CFO implement the Company’s strategy and monitor the progress; (v) identify potential accounting issues or problems, report them to the CFO, and monitor progress of the remediation; and (vi) maintain a qualified and effective finance team, promoting knowledge sharing and knowledge management.

Education and ongoing training

The Financial Controller holds a Master’s degree in Accounting from Beijing Economic and Trade University in China. The Financial Controller regularly participates in the Big Four U.S. GAAP and SEC Reporting Update Training.

Professional designation

Member of the Chinese Institute of Certified Public Accountants (the “CICPA”).

Professional experience

The Financial Controller has been acting in her current capacity since July 2011. From February 2004 to June 2011, she was the Internal Audit Manager of the Company. Prior to joining the Company, the Financial Controller had six years of audit experience at PwC in China, serving as an audit associate, senior audit associate, and a manager. During her employment with PwC, she was involved in assurance engagements of the subsidiaries of several U.S. listed companies, such as IBM (China) Co., Ltd. and Beijing Ericsson Mobile Communications Co., Ltd. In order to fulfill the U.S. listed companies’ assurance engagement requirements, she had taken over 150 hours U.S. GAAP training. In her capacity as Internal Audit Manager of the Company from early 2004 to mid-2011, she was responsible for monitoring, examining, evaluating and reporting on the adequacy and effectiveness of internal control over financial reporting and enterprise risk management. She has received training of approximately 20-25 hours per year in U.S. GAAP, SEC reporting requirements and SOX 404 compliance provided by a Big Four Firm. The Company respectfully submits that the Financial Controller’s knowledge in accounting and reporting, professional qualifications and experience have provided her with sufficient knowledge in U.S. GAAP and SEC rules and regulations.

3. Financial Reporting Manager

Responsibilities

The responsibilities of Financial Reporting Manager include to: (i) conduct research on accounting issues under U.S. GAAP; (ii) work together with the Accounting Manager in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; (iii) review financial statements and financial disclosures prepared in accordance with U.S. GAAP and related SEC rules and regulations before they are reviewed by the Financial Controller and the CFO; (iv) provide U.S. GAAP training to the Company’s accounting and finance staff; and (v) conduct accounting research and preparation of accounting treatment memoranda relating to new or complex transactions or new U.S. GAAP guidance.

Education and ongoing training

The Financial Reporting Manager holds a Master’s degree in Finance from Lancaster University in United Kingdom and a Bachelor’s degree in Economics from Nanjing University in China. The Financial Reporting Manager regularly participates in the Big Four U.S. GAAP and SEC Reporting Update Training.

Professional designation

None

Professional experience

The Financial Reporting Manager has been acting in her current capacity since April 2011. Prior to joining the Company, she worked at KPMG as an audit associate, senior auditor and audit manager for six years, during which time she was involved in the audit of the subsidiaries of U.S. listed companies with over 1,200 hours in the aggregate on audits of financial statements prepared in accordance with U.S. GAAP. She has also received approximately 240 hours training in U.S. GAAP and SOX 404 compliance. Since joining the Company, she has participated in the Big Four U.S. GAAP and SEC Reporting Update Training quarterly.

4. Accounting Manager

Responsibilities

The Accounting Manager is in charge of the day-to-day accounting and financial function of the Company. Her responsibilities include: (i) supervising the accounting function at the Company’s subsidiaries, including reviewing accounting journal vouchers and their supporting documents, maintaining the financial system and its applications, reviewing and updating the general accounting internal control process with the internal audit department; and (ii) reviewing the Company’s financial statements together with the Financial Reporting Manager before such financial statements are reviewed by the Financial Controller and the CFO.

Education and ongoing training

The Accounting Manager holds a Bachelor’s degree in Accounting from Capital University of Economics and Business in China. The Accounting Manager participates in the Big Four U.S. GAAP and SEC Reporting Update Training from time to time.

Professional designation

None

Professional experience

The Accounting Manager has been acting in her current capacity since April 2001. Prior to that time, she had worked as an accountant and senior accountant in the finance department of the Company since 1996. She has over 14 years of working experience in accounting and on the preparation and review of financial statements prepared in accordance with U.S. GAAP and acquired solid knowledge of U.S. GAAP and related SEC rules and regulations.

5. Internal Audit Manager

Responsibilities

The Internal Audit Manager leads the Company’s internal audit function and is responsible for evaluating and testing the effectiveness of the Company’s internal control over financial reporting independently from the Company’s management team. The responsibilities of the Internal Audit Manager include to: (i) lead the internal audit department to perform the evaluation and testing of the Company’s internal control over financial reporting on an annual basis; (ii) assess the effectiveness of the design and implementation of the internal control activities; (iii) re-perform the testing of the remediated controls implemented, if applicable; and (iv) lead any investigations regarding potential fraud allegations involving the Company. The Internal Audit Manager reports to the Audit Committee on matters relating to the Company’s internal control over financial reporting, including SOX 404 compliance status, any deficiencies identified and the responses from the Company’s management regarding such deficiencies.

Education and ongoing training

The Internal Audit Manager holds a Bachelor’s degree in Accounting from Capital Scientific Information University in China. The Internal Audit Manager regularly participates in the Big Four U.S. GAAP and SEC Update Training and also attends SOX 404 compliance and SEC reporting trainings provided by Big Four Firms from time to time.

Professional designation

Certified Internal Auditor (“CIA”).

Professional experience

The Internal Audit Manager has been acting in his current capacity since November 2011. Before joining the Company, he worked at PwC China for more than three years as an auditor associate and senior auditor, during which he performed U.S. GAAP audits and provided SOX 404 services to Fortune 100 U.S. public companies. He obtained related audit experience in U.S. GAAP and SOX 404 compliance through those engagements. He also worked for a wholly owned subsidiary of Kraft Food Company, a public company listed on the NYSE, as an internal audit manager for more than five years, which provided him with solid experience with U.S. GAAP and SOX 404 compliance. In addition, he worked for Global Education & Technology Group, a public company listed on the Nasdaq, as a senior manager of internal audit, in charge of the internal control in compliance with SOX 404 requirements. He has participated in trainings on U.S. GAAP and SOX 404 compliance annually.

6. Other Members of the Accounting and Finance Team

The Company has approximately sixty members in its finance and accounting team. Almost all such team members hold a bachelor’s degree or above in accounting, finance or economics. Some of them hold CICPA, CIA, and Certified Information Security Auditor (“CISA”) certificates, which provide them with a foundation to expand their knowledge in U.S. GAAP. The Financial Controller also provides the training materials from the Big Four U.S. GAAP and SEC Reporting Update Training to team members, requires them to study these materials, and answers any of their questions.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company Response: The Company believes that its accounting and finance team, summarized above, has the requisite experience and training to prepare the Company’s financial statements and evaluate its internal control over financial reporting. Therefore, the Company does not believe that it needs, and has not retained, any accounting firm or other organization for these purposes.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company Response: The Company respectfully advises the Staff that, from April 2010 to the present, the Company has engaged an independent consultant, who was an employee in the Company’s tax department from May 1, 2005 to March 31, 2010, to assist with taxation and certain related financial reporting matters, including U.S. tax filings. The consultant worked as a tax manager and senior manager in a Big Four Firm for over 10 years, is a member of the American Institute of Certified Public Accountants (the “AICPA”), and has extensive knowledge and experience in taxation and financial reporting of U.S. public companies.

The consultant provided the Company over 1,000 hours of consulting services relating to U.S. taxation, which included the preparation of financial statements in relation to income tax provision and footnotes, U.S income tax reporting and other tax consulting services. The Company has paid $142,092 in 2011 to the consultant for these services.

Do you have an audit committee financial expert?

As it relates to the audit committee financial experts you identify in your filings (i.e., each member of your audit committee), please describe each of their qualifications, including the extent of each members’ knowledge of U.S. GAAP and internal control over financial reporting.

Company Response: The Company respectfully advises the Staff that the Audit Committee is composed of three independent directors: Mr. Yungang Lu, Mr. Sean Shao and Mr. Davin A. Mackenzie. The Board has determined that each member of the Audit Committee qualifies as an “audit committee financial expert,” as defined under Item 407(d) of Regulation S-K. A brief description of the relevant qualifications and background of each member of the Audit Committee is set forth below.

Mr. Yungang Lu has served as a member of the Board since July 2004. Mr. Lu is now Managing Director of Seres Asset Management Limited, an investment manager based in Hong Kong, where he has served since August 2009. Mr. Lu also serves as a board director of the following listed companies: China Techfaith Wireless Communication Technology Ltd., a handheld device company in China, Enerchina Holdings Ltd., a clean energy company and public utility developer in China, and China Cord Blood Corporation, a provider of cord blood storage services in China. From 2004 to July 2009, Mr. Lu was a Managing Director of APAC Capital Advisors Limited, a Hong Kong-based investment manager specializing in Greater China equities. Mr. Lu was a research analyst with Credit Suisse First Boston (Hong Kong), a financial services company, from 1998 to 2004, where his last position was the head of China Research. Before moving to Credit Suisse, he worked as an equity analyst focused on regional infrastructure at JP Morgan Securities Asia, a financial services company, in Hong Kong. Mr. Lu received a B.S. in Biology from Beijing University, an M.S. in Biochemistry from Brigham Young University and a Ph.D. in Finance from the University of California, Los Angeles.

Mr. Lu has post-graduate educational credentials in finance, significant work experience as a financial professional (including the analysis and evaluation of the financial statements of numerous companies), and has served as a director for several public companies assisting with oversight of financial, accounting, auditing and related matters. This background and experience provides him extensive knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Sean Shao has been a member of the Board since July 2010. Mr. Shao currently serves as: (i) independent director and chairman of the audit committee of: Xueda Education Group, a Chinese personalized tutoring services company listed on the NYSE, since March 2010; China Biologic Products, Inc., a biopharmaceutical company listed on Nasdaq, since July 2008 and Yongye International, Inc., a Chinese agricultural company listed on Nasdaq, since April 2009; (ii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on the NYSE since November 2008; and (iii) independent director and chairman of the audit committee and compensation committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on Nasdaq since September 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu for approximately a decade. Mr. Shao received his master’s degree in health care administration (focusing on financial management) from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the AICPA.

Mr. Shao has post-graduate educational credentials in business and financial management, significant work experience in public accounting and auditing, professional certifications in public accounting, experience as the chief financial officer of public companies, in addition to audit committee and director service at multiple public companies. This background and experience provides him extensive knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Davin A. Mackenzie has served as a member of the Board since August 2004. Mr. Mackenzie has served as a consultant for Greater China in the Beijing office of Spencer Stuart, an executive search consulting firm, since February 2012. He previously founded and served as the Managing Director of Telopea Capital Limited, an investment advisory firm, from December 2009 to February 2012. Mr. Mackenzie has served as a director and a member of the Audit Committee of Mecox Lane Limited, an online platform for apparel and accessories in China, since October 2011. He has served as a director and a member of the Audit Committee of The9 Limited, an online gaming company, since September 2005. From April 2008 to December 2009, Mr. Mackenzie was the Managing Director and Beijing Office Chief Representative of Arctic Capital Limited, a private equity firm focused on Asian growth capital and mid-market buyout investments. From September 2000 to March 2008, he was a Managing Director of Peak Capital, a boutique private equity firm focused on Greater China. Prior to Peak Capital, Mr. Mackenzie served for seven years with the International Finance Corporation, the private investment arm of the World Bank, including four years as the Country Manager for China and Mongolia. Prior to the IFC, Mr. Mackenzie served as a senior associate at Mercer Management Consulting, a business consulting firm, in Washington, D.C., and as a manager in the First National Bank of Boston, an international bank, in Taipei, Taiwan. Mr. Mackenzie received a B.A. in Government from Dartmouth College, an M.A. in International Studies from the University of Pennsylvania, and an M.B.A. from the Wharton School at the University of Pennsylvania. He has also completed the World Bank Executive Development Program at the Harvard Business School.

Mr. Mackenzie has post-graduate educational credentials in finance, significant work experience as a financial professional (including the assessment of financial statements of thousands of companies), experience actively supervising the finance and audit functions of multiple public companies through his audit committee service, and experience overseeing and assessing the performance of companies and accountants in the preparation, auditing, and evaluation of financial statements. This background and experience provides him extensive knowledge of U.S. GAAP and internal control over financial reporting.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 47

3.	Given your risk factor disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures.

Company Response: The Company respectfully advises the Staff that its VIE business operations mainly relate to its call center business, which provides outbound calling services for its telecom customers and which is not the Company’s strategic focus or core business. The Company does not believe that its VIE operations individually or in the aggregate, are quantitatively or qualitatively material to the Company’s financial statements. For the year ended December 31, 2011, the gross revenue, net income and total assets of its VIEs represented approximately 2%, 1% and 1%, respectively, of the gross revenue, net income and total assets of the Company and all of its consolidated entities (including all direct and indirect subsidiaries and VIEs). In addition, the Company believes that the industry area in which its VIEs operate is not a focus area of the PRC government. Accordingly, a legal policy change in the PRC relating to VIEs is less likely to impact the Company’s VIE operations and makes consolidation decisions less uncertain for the Company as compared to more sensitive industry areas in the PRC.

Accordingly, the Company does not believe that its policies regarding VIE arrangements are among the most critical to the portrayal of its financial condition and results, or that they require management’s most difficult, subjective or complex judgments. As a result, the Company respectfully submits that a discussion of its consolidation policy in its critical accounting policy disclosures is not necessary.

Intangible Assets and Goodwill, page 49

4.	We note that your market capitalization was below the carrying value of net assets as of December 31, 2011. We further note you determined that no impairment existed during fiscal 2011. To the extent that your reporting unit had an estimated fair value that was not substantially in excess of its carrying value and was potentially at risk of failing step one of your goodwill impairment analysis, please provide us with and tell us your consideration to disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test in future filings. If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please consider disclosing this in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Company Response: As noted by the Staff’s comment, the Company’s market capitalization was below the carrying value of its net assets as of December 31, 2011. Although the Company believes it is reasonable to conclude that market capitalization could be an indicator of fair value over time, it believes the recent fluctuations in the Company’s market capitalization, including at the date of its impairment assessment, have reflected a market dislocation for China-based public companies and has not reflected the cash flow and the fair value of the Company’s reporting unit. The Company believes that the dislocation in the market prices of China-based public companies has been due in significant part to alleged instances of fraudulent financial reporting by a number of short sellers and others.

As of December 31, 2011, the estimated fair value of the reporting unit was 12% in excess of its carrying value. The Company provided detailed disclosure regarding the process it used to determine fair value of the reporting unit. As disclosed in the Form 10-K, the Company used the income approach to determine an appropriate fair value of the reporting unit as of December 31, 2011. In calculating the fair value of the Company’s reporting unit, the model utilized the Company’s historical financial statements and the Company’s assessment of future projections as well as independent data regarding future industry performance. The weighted average cost of capital applied was based on Company and industry information regarding cost of debt, cost of equity and applicable tax rates. The Company considered the soundness of the valuation model’s output by performing a sensitivity analysis on the change in fair value of the reporting unit due a change in the key assumptions above. Based on these analyses as of December 31, 2011, the estimated fair value of the reporting unit was in excess of its carrying value and the Company determined that no goodwill impairment needed to be recorded.

The Company respectfully advises the Staff that, in future filings, it will consider whether and the extent to which the estimated fair value of its reporting unit exceeds the carrying value and, if it does not substantially exceed the carrying value or if it substantially exceed the carrying value, the Company will disclose the extent to which it exceeds the carrying value.

Consolidated Results of Operations, page 52

5.	We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. In this regard, tell us your consideration to quantify the multiple factors that had a material impact to changes in your results of operations, such as your acquisition of Linkage and to quantify other factors impacting your operating results (e.g., addition of new customers or other metrics impacting revenue, increased headcount, higher sales commission expenses, additional general and administrative costs, etc.). Refer to SEC Release 34-48960 and Section to III.D of SEC Release 34-26831 for guidance.

Company Response: With respect to the Staff’s comment as it relates to Linkage Technologies International Holdings Limited (“Linkage”), the Company completed its business combination with Linkage on July, 1, 2010. As the Company has previously disclosed, it was not able to separately present the contributions of the Company’s historical business and Linkage’s historical business as a result of the integration of these business.

With respect to the other factors noted in the Staff’s comment, the Company notes that, if two or more factors have contributed to a material change, quantification the dollar amounts and percentages attributable to such factors is required if such quantification is necessary for an investor to understand the material change, it is reasonably practicable to do so, and such disclosures are not repetitive, do not include unnecessary line-by-line analysis of the financial statements, are not readily computable from the Company’s financial statements, and are focused on providing investors information necessary to understand the material changes and the Company’s business as a whole. See, e.g., SEC Release No. 34-48960 and SEC Release No. 34-26831. Without conceding that the addition of new customers, increased headcount, higher sales commission expenses, additional general and administrative costs, or other factors disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations meet each of these standards, the Company acknowledges the Staff’s comment. In future filings, if two or more factors have contributed to a material change, the Company respectfully proposes to consider SEC Release No. 34-48960, SEC Release No. 34-26831, and related guidance and to quantify the dollar amounts and percentages attributable to such factors when appropriate.

Liquidity and Capital Resources, page 56

6.	Supplementally provide us with a discussion of the days sales outstanding (“DSO”) for fiscal 2010 and 2011 for your three major customers. To the extent that the DSO for any of these three customers had significant fluctuations from the year-end 2010 to the year-end 2011, please explain the reasons for such fluctuations. Tell us your consideration to include such a discussion in your filing, as you previously indicated you would in your response to comment 1 of your letter dated September 10, 2010. Additionally, please explain in further detail how your “efforts to [expand] and win new customers and business in China” contributed to the increase in DSO during fiscal 2011 and 2010.

Company Response: Attached hereto as Appendix 1 is the Company’s calculation of days sales outstanding (“DSO”), as adjusted for the net effect of the Company’s sales agent arrangements with International Business Machines Corp. and a few other hardware companies, as of December 31, 2010 and 2011 for its three major customers (including their provincial subsidiaries). The DSO as of December 31, 2011 increased compared to that of December 31, 2010, which was primarily due to decreased down payments from certain customers as a result of the Company’s marketing and sales strategy to win more orders from major telecommunication carriers, such as by exploring business in new areas and provinces in the PRC. The Company respectfully advises the Staff that its DSO fluctuates among customers and among the provincial branches of any one customer, and that as a general matter the Company does not disclose DSO as it relates to customers or their provincial branches unless the Company identifies a noticeable customer trend that significantly impacted overall DSO levels. The Company does not believe that there were any such impacts for 2010 or 2011.

7.	You indicate in your disclosure on page 57 that foreign exchange and other regulations in China may restrict your ability to distribute retained earnings from your operating subsidiaries in China or convert those payments from RMB into foreign currencies. Please consider discussing these restrictions in further detail, such as describing the impact of those restrictions on your ability to pay dividends and meet the company’s cash obligations. Also, tell us and consider disclosing whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in your financial statements. Lastly, please consider disclosing how earnings are transferred from your PRC subsidiaries and consolidated affiliated entity to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entity flow through your corporate structure as outlined on page 4. Please include in your response your proposed revised disclosure.

Company Response: Although the Company conducts substantially all of its business operations in China and has over 90% of its cash balances in the PRC, management believes its offshore cash balances of 8% and 3% of total cash and cash equivalent balances as of December 31, 2010 and 2011, respectively, are sufficient to meet its offshore operating requirements, which mainly include payment of overseas employee salaries, rents and third party services. Accordingly, even though foreign exchange and other regulations in China restrict currency conversion, the Company notes such regulations have no impact on the Company’s use of offshore cash for its offshore liquidity needs.

As the Company has disclosed, its PRC earnings are indefinitely reinvested in the PRC and, accordingly, it has made no provision for U.S. federal or state income tax or PRC foreign withholding taxes. The Company has no plan or intention to change this approach. As a result, the Company generally uses its PRC cash for its PRC operations and its offshore cash for its offshore operations.

On a monthly basis, the Company has reconciled its accumulated profits as calculated under PRC accounting standards to those presented in its U.S. GAAP financial statements. The main differences have related to revenue recognition for software licenses and related services, which under U.S. GAAP is based on the percentage of completion method, while under PRC GAAP is the higher amount of invoices issued to customers or the percentage of the total contract amount based on the payment term and milestones. The Company has not noted any unusual differences in its historical reconciliations. In addition, as described above, the difference of the accumulated profits calculated under PRC accounting standards and U.S. GAAP has no impact on the distribution of earnings to the entities outside of China.

In the Company’s circumstances, as earnings are generally not transferred from its PRC subsidiaries and VIEs to its subsidiaries or VIEs outside of the PRC, the Company respectfully submits that it has sufficiently disclosed the risks related to the impact of foreign exchange and other currency conversion restrictions on page 30 of the Form 10-K, and thus it is not necessary for the Company to provide additional disclosure regarding such risks or how earnings flow through its corporate structure.

Item 15. Exhibits and Financial Statement Schedules

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-9

8.	Please tell us whether you considered disclosing the types and nature of, and changes in, the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations pursuant to ASC 810-10-50-2AA-c. For example, we note your risk factor disclosures beginning on page 24 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements. Please include your proposed revised disclosure in your response.

Company Response: The Company respectfully refers the Staff to its response to Comment 3 above. For the reasons stated therein, including the relative amounts of gross revenue, net income and total assets of the VIEs, the Company respectfully submits that disclosure of the types and nature of, changes in, and risks associated with its VIEs and the potential impact to its operations are not material to an understanding of its consolidated financial statements.

9.	We note your general discussion on page 17 of the various contractual agreements between the company and your VIEs. Tell your consideration to include a more detailed discussion of your VIE arrangements (i.e. Business Cooperation Agreement, Technical Services Agreement, E-commerce Cooperation Agreement, Advertising Publication and Cooperation Agreement, Share Pledge Agreements, etc.). In this regard, consider including footnote disclosures regarding the specific terms of the agreements considered in your consolidation analysis, such as the length of the contract, the remaining term of the arrangement, renewal provisions, penalty provisions, etc., that would provide investors with a better understanding as to why you believe you are the primary beneficiary of these entities and how you concluded that it is appropriate to consolidate these entities. Please include your proposed revised disclosure in your response.

Company Response: The Company respectfully refers the Staff to its response to Comment 3 above. For the reasons stated therein, including the relative amounts of gross revenue, net income and total assets of the VIEs, the Company respectfully submits that disclosure of specific terms of its VIE agreements are not material to an understanding of its consolidated financial statements.

10.	Tell us whether you considered disclosing how your involvement with the VIEs affects your financial position, financial performance, and cash flows pursuant to ASC 810-10-50-2AA-d.

Company Response: The Company respectfully refers the Staff to its response to Comment 3 above. For the reasons stated therein, including the relative amounts of gross revenue, net income and total assets of the VIEs, the Company respectfully submits that disclosure of how involvement with its VIEs affects its financial position, financial performance, and cash flows is not material to an understanding of its consolidated financial statements.

Revenue Recognition, page F-13

11.	Based upon our understanding of your arrangements, we believe that the only significant type of multiple element arrangement from your continuing operations is arrangements that are accounted for under contract accounting (ASC 605-35). We also note your disclosure regarding your adoption of ASU 2009-13 and ASU 2009-14 and your multiple element arrangement disclosure. Please consider tailoring this disclosure in future filings to reflect the specific nature of your multiple element arrangements. In this regard, it appears that ASU 2009-14 is not applicable to your arrangements since you apply ASC 605-35. In addition, our understanding is that hardware is the only element separated from the services and PCS (which is not material to total revenue) and VSOE does not exist for PCS. Therefore, your discussion for establishing VSOE and best estimate of selling price does not appear to be relevant and material, respectively. Finally, your discussion of accounting for software elements under ASC 985-605 does not appear to be relevant. In your response, please provide us with proposed changes to your disclosures. Alternatively, tell us why you believe your disclosures are adequate.

Company Response: The Company respectfully proposes to address the Staff’s comment by revising the summary of its significant accounting policy regarding revenue recognition substantially as follows in future filings requiring such disclosure:

Revenue recognition—The Company recognizes revenue pursuant to the requirements of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 605 when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable, and other applicable revenue recognition guidance and interpretations.

The Company’s revenue is derived from three primary sources: (i) software licenses and related services, including implementation, customization and integration, post-contract customer support (“PCS”), training and consulting; (ii) professional services for systems design, planning, consulting, and system integration; and (iii) the procurement of hardware on behalf of customers.

The Company’s multiple-element arrangements relate to the Company’s software licenses and related services, including implementation, customization and integration, PCS, training, consulting and third party hardware procurement.

Revenues of software licenses and related services, including implementation, customization and integration, PCS, training and consulting are recognized using the percentage of completion method over the service period based on the relationship of costs already incurred to the total estimated costs to be incurred because such customer orders require significant production, modifications, or customization of the software. The Company considers total project costs (labor costs and other related costs) in calculating the percentage of completion and recognizes cost of sales on an actual basis with no deferral of project costs, including pre-contract costs. Software arrangements with significant production, modifications, or customization are sold with bundled third-party hardware and PCS services. Because PCS services have never been sold separately in these arrangements, they do not have stand-alone fair value or VSOE of fair value. The percentage of completion method of revenue recognition is therefore applied to the period from the start of the significant production, modifications, or customization through the last element delivered which is typically the end of the bundled PCS services period. Revisions in estimated contract costs are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts.

Revenues of professional services for systems design, planning, consulting, and system integration are recognized when the services are performed.

Revenues of the procurement of hardware on behalf of customers, if not bundled with other arrangements, are recognized when shipped and customer acceptance obtained, if all other revenue recognition criteria are met. Costs associated with revenues are recognized when incurred. If bundled with other arrangements, the Company generally bifurcates the third-party hardware from the development services and recognizes the hardware revenue upon customer acceptance using estimated prices based on cost plus a margin which the Company believes to be the fair value of the selling price.

*        *        *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned or Andrew Ledbetter of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4834, if you have any questions regarding the Form 10-K or this letter.

Sincerely,

/s/ Jun (Michael) Wu
Jun (Michael) Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.

cc:	Ms. Megan Akst, Staff Accountant (SEC Division of Corporation Finance)

Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)

Ms. Shanniang (Deborah) Lv (AsiaInfo-Linkage, Inc.)

Mr. Andrew Ledbetter (DLA Piper LLP (US))

Appendix 1

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]